UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has commenced its stock repurchase program (the “Program”), which was approved at the annual general ordinary shareholders’ meeting held on March 28, 2019 (the “Meeting”). The Program approved by the Meeting allows CEMEX to repurchase up to U.S.$500 million (or its equivalent in Mexican pesos) of CEMEX’s shares (or securities representing such shares) until CEMEX’s general ordinary shareholders’ meeting to be held in 2020.

On August 19, 2019, CEMEX repurchased 39,000,000 CEMEX CPOs, at a weighted-average price of MXN5.899300 per CPO. The total amount of these CPO repurchases, excluding fees and value-added tax, was approximately MXN230.1 million (approximately U.S.$11.6 million based on an exchange rate of MXN19.8153 to U.S.$1.00 determined by Banco de México). CEMEX engaged Citibanamex Casa de Bolsa, S.A. de C.V., Casa de Bolsa, integrante del Grupo Financiero Citibanamex to execute these CPO repurchases.

As required under the laws of Mexico, any future repurchases of CEMEX CPOs by CEMEX under the Program will be announced no later than the end of the business day following the date on which such repurchases are made. CEMEX expects to execute a portion of the approved size of the Program in compliance with its debt agreements and instruments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V. (Registrant)

Date: August 20, 2019	By:	/s/ Rafael Garza

Name: Rafael Garza Title: Chief Comptroller